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                            September 29, 2022

       Guy Adrian Robertson
       Chief Executive Officer and Director
       Fitell Corporation
       23-25 Mangrove Lane
       Taren Point, NSW 2229
       Australia

                                                        Re: Fitell Corporation
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
16, 2022
                                                            CIK No. 0001928581

       Dear Mr. Robertson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 16, 2022

       Summary Risk Factors, page 6

   1. We note your response to prior comment 1. Please include a bullet point to highlight the amount of your revenue
from China and purchases of products manufactured in China
                                                        which exposes you to
risks inherent from your business in that country and expand the
                                                        Risk Factors section to
include a risk factor to highlight such risk.
       Suppliers and Customers, page 50

   2. Please update the disclosure at the bottom of page 50 to include a tabular summary of your online customer
purchase data for the fiscal year ended June 30, 2022. Also, update
 Guy Adrian Robertson
Fitell Corporation
September 29, 2022
Page 2
      the disclosure on page 51 to include graph summaries for the fiscal year ended June 30,
      2022 of: (1) the percentages of your customer type; and (2) percentage of your revenue by customer type.
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameGuy Adrian Robertson
                                                          Division of
Corporation Finance
Comapany NameFitell Corporation
                                                          Office of
Manufacturing
September 29, 2022 Page 2
cc:       Mark E. Crone, Esq.
FirstName LastName